Exhibit 23(d)(8)

WAIVER/REIMBURSEMENT AGREEMENT

THIS WAIVER/REIMBURSEMENT AGREEMENT, dated as of May 1, 2008, is between SELIGMAN PORTFOLIOS, INC., a Maryland corporation (the “Fund”), on behalf of Seligman International Growth Portfolio (the “Portfolio”), and J. & W. SELIGMAN & CO. INCORPORATED, a Delaware corporation (the “Manager”). The Manager hereby agrees to waive its management fee and/or reimburse the Portfolio’s “other expenses” to the extent set forth in the Fund’s prospectuses included in the Fund’s Registration Statement filed on or about April 29, 2008 with the Securities and Exchange Commission.

J. & W. SELIGMAN & CO. INCORPORATED		SELIGMAN PORTFOLIOS, INC.

BY:	/s/ Brian T. Zino	BY:	/s/ Lawrence P. Vogel
	Brian T. Zino		Lawrence P. Vogel
TITLE:	President	TITLE:	Vice President & Treasurer
DATE:	April 28, 2008	DATE:	April 28, 2008